UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FUELCELL ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

35952H106

(CUSIP Number)

Brian E. Curci

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952H106

1	Name of Reporting Persons: NRG Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,044,352*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 19,044,352*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,044,352*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented in Row (11) 6.66%

14	Type of Reporting Person (See Instructions) CO

* Consists of (i) 17,044,352 shares of common stock of FuelCell Energy, Inc. and (ii) 2,000,000 shares of common stock of FuelCell Energy, Inc. subject to exercisable warrants.

CUSIP No. 35952H106

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of FuelCell Energy, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813.

Item 2.	Identity and Background

(a) - (c) and (f).  This Schedule 13D is being filed by NRG Energy, Inc. (“NRG Energy” or the “Reporting Person”), a Delaware corporation.  NRG Energy is principally engaged in the business of the ownership and operation of power generation facilities and the supply of energy and related services.  The address of its principal place of business and of its principal executive office is 211 Carnegie Center, Princeton, New Jersey 08540.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Annex A which is attached hereto and incorporated by reference, including each director’s and executive officer’s business address, present principal occupation or employment, citizenship and other information.

(d) - (e).  During the last five years, neither NRG Energy, nor, to the best of its knowledge, any person listed in Annex A hereto, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock were acquired by NRG Energy using its working capital. The aggregate purchase price of the 14,644,352 shares of Common Stock acquired by NRG Energy was $35,000,000.

Item 4.	Purpose of Transaction

On July 30, 2014, NRG Energy entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with the Company.  Pursuant to the Purchase Agreement, on July 30, 2014, NRG Energy purchased from the Company 14,644,352 shares of Common Stock, at a price per share of $2.39, the closing price for the Common Stock on July 29, 2014.  In addition, for no additional consideration, the Company issued NRG Energy a warrant (the “Warrant”) to purchase 2,000,000 shares of Common Stock at an exercise price of $3.35 per share.  The Warrant is exercisable at any time, in whole or in part, until the earlier of (a) July 30, 2017 and (b) the date of a change of control (as defined in the Warrant) of the Company.  In addition, under the Purchase Agreement, the Company granted NRG Energy the right to appoint a person to the Board of Directors of the Company.

In connection with the Purchase Agreement, NRG Energy entered into a Loan Agreement (the “Loan Agreement”) with the Company’s wholly owned subsidiary, FuelCell Energy Finance, LLC, providing for a $40 million revolving construction and term financing facility for the purpose of accelerating project development by the Company and its subsidiaries. The Financing Agreement provides that certain of the Company’s subsidiaries may borrow amounts under such agreement to finance the construction of projects.  The interest rate is 8.5% per annum for construction-period financing and 8.0% thereafter.

Prior to July 30, 2014, NRG Energy (i) had acquired 2,400,000 shares of Common Stock from the Company in a private placement transaction and (ii) was issued warrants to purchase up to 5,000,000 shares of Common Stock in connection with a joint teaming and co-marketing agreement between the Company and NRG Energy, of which warrants to purchase 1,250,000 shares of Common Stock have expired and warrants to purchase 3,750,000 shares of Common Stock are not presently exercisable and will not become exercisable within 60 days of the date of this filing.

NRG Energy acquired the shares of Common Stock and the Warrant for investment purposes.  Except as otherwise described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Annex A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  NRG Energy beneficially owns 19,044,352 shares of Common Stock of the Company, which includes 2,000,000 shares of Common Stock underlying the Warrant.  Such shares of Common Stock represent approximately 6.66% of the outstanding Common Stock (based upon 269,313,119 shares of Common Stock issued and outstanding immediately prior to the closing on July 30, 2014 as reported by the Company to NRG Energy in the Purchase Agreement).  As of the date of this filing, no executive officer or director of NRG Energy beneficially owns any shares of Common Stock of the Company.

(b)  NRG Energy has sole dispositive and voting power with respect to the 17,044,352 shares of Common Stock and, upon exercise of the Warrant, NRG Energy shall have sole dispositive and voting power with respect to the 2,000,000 shares of Common Stock issued thereby.  To the best of NRG Energy’s knowledge, this Item 5(b) does not apply to any person named in Annex A hereto.

(c)  Except as described in this Schedule 13D, neither NRG Energy nor any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither NRG Energy nor, to the best of NRG Energy’s knowledge, any of the persons named in Annex A hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits
1. Securities Purchase Agreement, dated July 30, 2014, between NRG Energy, Inc. and FuelCell Energy, Inc. 2. Warrant, dated July 30, 2014, issued by FuelCell Energy, Inc. on behalf of NRG Energy, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2014

NRG ENERGY, INC.

By:	/s/ Christopher Sotos
Name:	Christopher Sotos
Title:	Senior Vice President

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF NRG ENERGY, INC.

The name of each of the executive officers and directors of NRG Energy, Inc. is set forth below.  Unless otherwise indicated, the business address of each of the executive officers and directors is 211 Carnegie Center, Princeton, New Jersey 08540.  Each executive officer and each director of NRG Energy, Inc. is a citizen of the United States.

EXECUTIVE OFFICERS

Name	Principal Occupation or Employment
David Crane	Chief Executive Officer and Director
Kirkland Andrews	Executive Vice President and Chief Financial Officer
Mauricio Gutierrez	Executive Vice President and Chief Operating Officer
David R. Hill	Executive Vice President and General Counsel
John W. Ragan	Executive Vice President and Regional President, Gulf Coast
Ronald B. Stark	Vice President and Chief Accounting Officer
Denise M. Wilson	Executive Vice President and President, New Businesses

DIRECTORS

Name	Principal Occupation or Employment
E. Spencer Abraham	Director; Chairman and Chief Executive Officer of The Abraham Group
Kirbyjon H. Caldwell	Director; Senior Pastor at the Windsor Village United Methodist Church
Lawrence S. Coben

Director; Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC; Executive Director of the Sustainable Prevention Initiative; Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology

Howard E. Cosgrove	Director and Chairman; member of Board of Trustees of the University of Delaware
David Crane	Chief Executive Officer and Director
Terry G. Dallas	Director
William E. Hantke	Director
Paul W. Hobby	Director; Managing Partner of Genesis Park, L.P.; director of Stewart Information Services Corporation (Stewart Title)
Edward R. Muller	Director and Vice Chairman
Anne C. Schaumburg	Director; director of Brookfield Infrastructure Partners L.P.
Evan J. Silverstein	Director
Thomas H. Weidemeyer	Director; director of The Goodyear Tire & Rubber Co., director of Waste Management, Inc.; director of Amsted Industries Incorporated
Walter R. Young	Director